uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

07020568

The U. ... Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

082-04545

SUPPL

Our reference #	091-14/0456
Date	January 17, 2007

Attention: Division of Corporation Finance

Subject: JSC Uralsvyazinform information on corporate actions dd. December 4, 2006 – December 15, 2006

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. December 4, 2006 – December 15, 2006.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

Elena V. Neverova
Head of Equity and IR Department

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

RECEIVED
2007 JAN 25 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enclosures:

1. Information on corporate actions dd. December 4, 2006 (annual dividend payment on ordinary shares).
2. Information on corporate actions dd. December 15, 2006 (change of the share in the Charter Capital owned by the member of the Company's collegiate executive body).

dlw 1/25

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

December 4, 2006

The change of the share in Company's Charter Capital owned by the member of the Company's collegiate executive body.

Name and position of the person owning the share in the Company's Charter Capital: **Vitalyi V. Stoyanov, member of Uralsvyazinform's Management Board.**

The share in Uralsvyazinform Charter Capital owned by Vitalyi V. Stoyanov before the change: **0,002684% of the Charter Capital, 0,001092% of the Common Stock.**

The share in Uralsvyazinform Charter Capital owned by Vitalyi V. Stoyanov after the change: **0,004010% of the Charter Capital, 0,001516% of the Common Stock.**

The date of the change: **December 4, 2006.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsvyazinform.com

December 15, 2006

Uralsvyazinform performed the annual dividend payment on ordinary registered shares.

On December 15, 2006 OJSC Uralsvyazinform performed the annual dividend payment, according to the resolution adopted by the Annual general shareholders meeting on 22 June, 2006 (Protocol of the Meeting dated June 29, 2006).

State registration number of the share issue, and the date of its state registration:
Ordinary registered shares 1-07-00175-A dd. September 9, 2003.

Total accounted dividend and dividend rate per share:
RUR *518,395,451.42; RUR 0.01605.*

The form of dividend payment: **the dividend payment was performed in monetary form in the Russian Federation currency, both in cash and in non-cash settlements.**

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru